SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of January 2003
                             -----------------------

                                 ELSCINT LIMITED
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         |X|    Form 20-F         |_|    Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         |_|    Yes               |X|    No

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated January 8, 2003.

     Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's press release dated January 14, 2003.


                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ELSCINT LIMITED
                                        (Registrant)


                                        By:/s/  Rachel Lavine
                                           -------------------------------------
                                           Name: Rachel Lavine
                                           Title: President

Dated:  January 16, 2003.

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.    Description
-----------    -----------

1.             Press release dated January 8, 2003.

2.             Press release dated January 14, 2003.

                                    EXHIBIT 1
                                    ---------

Elscint Limited Consummates Agreement for Sale of Manufacturing And Assembly Facility


TEL AVIV, Israel, Jan. 8 /PRNewswire-FirstCall/ -- Elscint Limited (NYSE: ELT - News; "Elscint") announced that it consummated, effective as of December 31, 2002, the sale of its manufacturing, assembly, engineering and integration operations conducted at its Ma'alot facility in Northern Israel (the "Business") to a subsidiary of the Sanmina-SCI Corporation. Pursuant to the terms of the Asset Purchase and Sale Agreement signed on November 13, 2002, Elscint sold substantially all of the assets comprising the Business and, in addition, transferred substantially all of the liabilities incurred by Elscint with respect to the Business.

The transaction was consummated following the waiver by an unrelated third party of its rights of first refusal, and after receiving the approval of Restrictive Trade Practices authorities in Israel.

Elscint will record a capital gain with respect to this transaction.

Rachel Lavine, Elscint's President, commented: "We are gratified that the transaction for the sale of the operations of the Ma'alot facility has been finalized. The sale of the facility to a large international corporation of the stature of Sanmina-SCI is testament to the success of the time and effort that has been invested over the course of the last three years in improving the performance of the Ma'alot facility. We wish the new owners good luck and every success."

About Elscint Limited
---------------------

Elscint Limited is engaged in two principal businesses: Hotel development and leisure, and investments in bio-technology companies. Elscint has interests in hotels in Western Europe, in hotel development projects, principally in Western and Central Europe, and in the commercial and entertainment center at the Marina in Herzlia, Israel. In the bio-technology field, Elscint invests in high potential start-up companies, and provides business guidance and professional advice to such companies for the development of business plans, research and development and marketing programs. More information regarding the company is available at: http://www.elscint.net.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under Elscint's control which may cause actual results, performance or achievements of Elscint to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in Elscint's periodic filings with the Securities and Exchange Commission.

                                    EXHIBIT 2
                                    ---------

Elscint Limited Announces Results of its Annual General Meeting
---------------------------------------------------------------

TEL-AVIV, Israel, Jan. 14 /PRNewswire-FirstCall/ -- Elscint Limited (NYSE: ELT - News; the "Company") today announced the results of the Annual General Meeting of its shareholders, held on Tuesday, December 31, 2002, in Tel-Aviv, Israel.

At the meeting, all of the proposals set forth in the Company's proxy statement dated December 5, 2002 sent to the Company's shareholders in connection with the meeting (the "Proxy Statement") were approved by the required majorities. For further information concerning the proposals, please refer to the Proxy Statement.

Separately, Mr. Shalom Singer announced his resignation from the Company's board of directors, effective as of December 31, 2002. The Company's management and board of directors expressed their appreciation to Mr. Singer for his dedicated service to the Company.

In addition, the Company announced today that its audit committee and board of directors have approved a three-year extension to the agreement for the allocation of costs and expenses by and among the Company, Elbit Medical Imaging Ltd., the Company's indirect controlling shareholder ("EMI"), and Europe-Israel (M.M.S.) Ltd., the controlling shareholder of EMI ("Europe-Israel"), the term of which agreement expired on December 31, 2002. The terms of the agreement, as extended, will be identical to those determined for the year 2002 under the original agreement. The Company's audit committee and board of directors stated in their approval of the extension that there are no material changes in the terms of the agreement, as extended, compared to the terms of the original agreement. For further details regarding the agreement, please refer to the Company's proxy statement dated August 25, 2000. The extension of the agreement is subject to the approval of the audit committee and board of directors of each of Europe-Israel and EMI.

Elscint Limited is engaged in two principal businesses: Hotel development and leisure, and investments in bio-technology companies. Elscint has interests in hotels in Western Europe, in hotel development projects, principally in Western and Central Europe, and in the commercial and entertainment center at the Marina in Herzlia, Israel. In the bio-technology field, Elscint invests in high potential start-up companies, and provides business guidance and professional advice to such companies for the development of business plans, research and development and marketing programs. More information regarding the company is available at: http://www.elscint.net